Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

Project Ottawa
AGL RESOURCES CEO Video Message to Employees

Hello, I’m John Somerhalder, chairman, president and CEO of AGL Resources. By now, I hope you have had the opportunity to read the message I sent to employees on Tuesday, Dec. 7th. AGL Resources announced a transaction that will be transformational for our company: we are combining with Nicor to create a leading U.S. gas distribution company.

Nicor, which is headquartered in Chicago, Illinois, is a company that shares our commitment to delivering safe, reliable and cost-effective service to its customers.  The combination brings together two great companies with complementary businesses that will provide natural gas service to approximately 4.5 million customers across seven states, effectively doubling the number of natural gas customers we currently serve.

This transaction will also create strong cash flows to fund growth, and will increase scale in our regulated operations while providing wider market opportunities for AGL Resources and Nicor’s complementary unregulated retail, wholesale and storage businesses. This is a great event for our company, employees, customers, shareholders and the communities we serve.

For our employees comes the excitement of new opportunities as part of a larger organization.   This transaction is truly exciting for everyone involved.

For our customers, by sharing and implementing best practices over our entire customer base, and with the benefits of greater scale, we’ll be able to serve each of them better and more efficiently while keeping rates low.

For our shareholders, the combination will enhance our earnings per share growth while maintaining a strong financial profile with an investment grade rating.  We anticipate that the transaction will be neutral to our earnings in the first year following the close and accretive thereafter. We will continue to pay a utility-grade dividend supported by a strong balance sheet.

For our communities, we will continue our strong tradition of community service and generosity of spirit.

We have a proven track record of successful acquisitions and integrations spanning the last decade, and we’re confident that through this agreement we can establish a platform for growth that is superior to what either AGL Resources or Nicor could have achieved on their own.

Following the transaction, AGL Resources will maintain a Fortune 500 corporate headquarters in Atlanta GA and locate its newly expanded distribution headquarters in Naperville, Illinois, a suburb of Chicago.  Georgia has been supportive of our growth strategy and we’re proud to enhance our corporate presence in the state.  And we are proud to be able to maintain a strong presence in Illinois.

The combined company will maintain the AGL Resources name and I will continue to serve as chairman, president and chief executive officer. The AGL Resources Board of Directors will include four directors from Nicor.

A transition team comprised of senior executives from both companies will be formed to lead the integration and will report to the CEOs of both companies. Russ Strobel is chairman, president and CEO of Nicor.

Before closing, the transaction must go through a number of approvals, including a shareholder vote at both companies and all necessary regulatory reviews.  We expect to achieve these approvals and complete the merger in the second half of 2011.  Until then, we’ll continue to operate as separate companies, and there will be no changes in our day to day operations.

For now, it really is business as usual.  I encourage each of you to continue to do the outstanding jobs you perform each and every day.  Please remain focused on delivering the results that our customers and shareholders deserve and have come to expect from us.

On behalf of our Board and management team, I want to thank each of you. Your hard work and commitment to this company have made AGL Resources the great company it is today.  I look forward to working with you to successfully combine these two outstanding companies.  Many thanks for your support.